Exhibit 4.5
                             COMPENSATION AGREEMENT

     This  Compensation  Agreement is dated as of February 24, 2003 among eMagin
Corporation,   a  Delaware  corporation  (the  "Company")  and  Redson  Building
Partnership ("Consultants").

     WHEREAS, the Company has requested the Consultants to provide the Company with leasehold support services in connection with their business, and the Consultants have agreed to provide the Company with such services for a period from the date of this Agreement until December 31, 2003 including all prior unpaid payments; and

     WHEREAS, the Company wishes to compensate the Consultants with shares of its common stock for such services rendered;

     NOW THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

     1. The Company will issue up to 100,000 shares of the Company's common stock, $.001 par value per share, to such partners or employess of the Consultant as it shall designate. The shares to be issued shall represent services provided by the Consultant in respect of the support of its Redmond Washington location. Either party may terminate such services and payments upon at least two months formal written notice to the other party The shares shall be distributed on a monthly basis, based upon a monthly fee of $4,000 paid in advance plus an initial past due amount equal to $8,000, with the exact number of shares per month being determined based upon the prevailing bid on the last day of the immediately preceding month. The initial payment in shares will be $12,000.

     The exact number of such shares also being determined based upon the 5 day average of the Company's stock closing prices of the immediately preceding month. In the event that the number of shares to be issued is a fractional amount, the number of shares issued will be round up to the nearest whole share. The shares shall be issued to the Consultant one (1) day after the Effective Date. These shares shall represent payment for all prior unpaid services provided by Consultant to the Company and all future services provided by the Consultant to the Company through [enter term date].

     2. The above compensation shall be registered using a Form S-8. The Company shall file such Form S-8 with the Securities and Exchange Commission within 30 days of the execution of this agreement.

     IN WITNESS WHEREOF, this Compensation Agreement has been executed by the Parties as of the date first above written.

                                            EMAGIN CORPORATION
                                            /s/Gary Jones
                                            Chairman

                                            CONSULTANT
                                            /s/Spike Anderson